Exhibit 99.1

SU GROUP HOLDINGS LIMITED REGAINS COMPLIANCE WITH NASDAQ MINIMUM BID PRICE REQUIREMENT

HONG KONG – August 20, 2026 - SU Group Holdings Limited (Nasdaq: SUGP) (“SU Group” or the “Company”), an integrated security-related services company in Hong Kong, today announced that it has received written confirmation from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) and is in compliance with the Nasdaq Capital Market’s listing requirements. As a result, the Company’s Class A Ordinary Shares will continue to be listed and traded on The Nasdaq Stock Market under the symbol “SUGP.”

About SU Group Holdings Limited

SU Group (Nasdaq: SUGP) is an integrated security-related services company that primarily provides security-related engineering services, security guarding and screening services, and related vocational training services in Hong Kong. Through its subsidiaries, SU Group has been providing turnkey services to the existing infrastructure or planned development of its customers through the design, supply, installation, and maintenance of security systems for over two decades. The security systems that SU Group provides services include threat detection systems, traffic and pedestrian control systems, and extra-low voltage systems in private and public sectors, including commercial properties, public facilities, and residential properties in Hong Kong. For more information visit www.sugroup.com.hk.

Forward-Looking Statements

The Company makes forward-looking statements in this report within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties, including the expected effectiveness of the share consolidation on or about August 6, 2026, the possibility that the Company may regain compliance with Nasdaq’s minimum bid price requirement following the share consolidation and that the Panel hearing may not need to proceed, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These statements may be preceded by, followed by or include the words "may," "might," "will," "will likely result," "should," "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "continue," "target" or similar expressions. These forward-looking statements are based on information available to the Company as of the date of this report and involve substantial risks and uncertainties. Actual results may vary materially from those expressed or implied by the forward-looking statements herein due to a variety of factors, and other risks and uncertainties set forth in our reports filed with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update forward-looking statements as a result of new information, future events or developments or otherwise

Contact

Global IR Partners
David Pasquale

Phone: +1 914-337-8801
Email: SUGP@globalirpartners.com